EXHIBIT (a)(13)


    CONECTIV ANNOUNCES FINAL RESULTS OF DUTCH AUCTION SELF-TENDER OFFER


      Wilmington, DE, June 18, 1999 -- Conectiv (NYSE: CIV and CIV.A) announced today the final results of its Dutch Auction self-tender offer that expired on Tuesday, June 8, 1999.

      Based on a final count by the depositary for the offer, Conectiv is purchasing 14,130,828 shares at $25.50 per share, said John C. van Roden, Conectiv's Chief Financial Officer.

      On May 11, 1999 the company announced that it planned to purchase 14 million shares at a price to be determined within a range of $23.50 to $25.50 per share. As permitted by applicable rules, Conectiv increased its offer in order to permit the purchase of 130,828 additional shares resulting in a total of 14,130,828 shares being purchased, including 1,330,978 shares issuable upon the conversion of 831,877 shares of Class A Common Stock.

      After the purchase of shares through the Dutch Auction self-tender, the company will have about 87.8 million shares of its common stock outstanding and about 5.7 million shares of its Class A common stock outstanding.

      Payment for shares accepted for purchase began on June 14, 1999, said van Roden.

      Conectiv is a regional provider of vital services, emphasizing electric and gas delivery, energy and telecommunications.

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